STATE BANK OF INDIA
REPRESENTATIVE OFFICE
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

INDIA'S LARGEST BANK

02015310

FILE #82.4524

February 01, 2002

RECEIVED FEB 19 2002 143

SUPPL

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST December, 2001

We enclose for your information & necessary action letter #.CO/S&B/VK/2002/389 dated January 30, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Sincerely,

Om P Bhatt
Representative

Encl: as above

<securities>

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 389

January 30, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2001

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/370 dated the January 30, 2002 addressed to Bombay Stock Exchange alongwith a copy of the unaudited financial results for quarter ended 31st December, 2001.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31st DECEMBER 2001

Rs in crores

	Particulars	Quarter ended 31st Dec 2001	Quarter ended 31st Dec 2000	Nine months ended 31st Dec 2001	Nine months ended 31st Dec 2000	YEAR ended 31st March 2001
1	Interest Earned (a)+(b)+(c)+(d)	7462.80	6431.98	22036.77	18546.86	26003.37
	(a) Interest/discount on advances/bills	2815.53	2891.37	8447.69	8330.65	11143.25
	(b) Income on Investments	3632.37	2706.39	10517.92	8069.27	11229.72
	(c) Interest on balances with Reserve Bank of India and other interbank funds	743.38	449.81	2178.08	1089.73	1703.25
	(d) Others	271.52	384.41	893.08	1057.21	1927.15
2	Other Income	903.66	830.62	2906.66	2539.45	4017.82
	(A) TOTAL INCOME (1+2)	8366.46	7262.60	24943.43	21086.31	30021.19
3	Interest Expended	5194.42	4490.50	15453.78	12716.54	17755.58
4	Operating Expenses (e) + (f)	1799.45	1647.51	5232.96	5009.41	8298.83
	(e) Payments to and provisions for employees	1283.27	1274.31	3806.89	3832.34	6011.65
	(f) Other Operating Expenses	516.18	373.20	1426.07	1177.07	2287.18
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6993.87	6138.01	20686.74	17725.95	26054.41
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1372.59	1124.59	4256.69	3360.36	3966.78
	(D) Other Provisions and Contingnecies	383.27	820.86	1311.25	1550.01	1391.17
	(E) Provision for Taxes	375.43	83.68	1129.51	547.65	971.36
	(F) NET PROFIT (C - D - E)	613.89	220.05	1815.93	1262.70	1604.25
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (As per balance sheet of previous accounting year)	12935.24	11620.98	12935.24	11620.98	12935.24
7	Analytical Ratios					
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.17%	10.90%	13.17%	10.90%	12.79%
	(iii) Earnings Per Share	11.66 (not annualised)	4.18 (not annualised)	34.50 (not annualised)	23.99 (not annualised)	30.48

Segment wise Revenue, Results and Capital Employed

Rs. in crores

		Quarter ended 31st Dec 2001	9 months ended 31st Dec 2001
1	Segment Revenue (income)		
a.	Domestic Banking Operations	7313.23	21433.01
b.	Domestic Treasury Operations	4430.26	13157.08
c.	International Banking	396.00	1322.87
	Total	12139.49	35912.96
	Less: Inter Segment Revenue	3773.03	10969.53
	Net Income from Operations	8366.46	24943.43
2	Segment Results (Profit before tax)		
a.	Domestic Banking Operations	857.04	2269.76
b.	Domestic Treasury Operations	177.08	688.92
c.	International Banking	43.83	252.65
	Total	1077.95	3211.33
	Less: Other un-allocable expenditure net of un-allocable income	88.63	265.89
	Total Profit Before Tax	989.32	2945.44
3	Capital Employed (Capital and Reserves as per Balance Sheet of the previous accounting year, allocated according to risk weighted assets)		
a.	Domestic Banking Operations	9495.19	9495.19
b.	Domestic Treasury Operations	2050.92	2050.92
c.	International Banking	1915.43	1915.43
	Total	13461.54	13461.54

1. The working results for the quarter ended the 31st December 2001 have been arrived at after considering provision for NPAs, Bonus, Gratuity, Income Tax, Wealth Tax, Investment Depreciation, etc., on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 31st December 2001 include an amount of Rs.88.63 crore (Rs.265.89 crore for the 9-month period ended 31st December 2001) towards writing off on pro-rata basis, the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the Institute of Chartered Accountants of India (ICAI).
4. In respect of Accounting Standard 22 on "Accounting for Taxes on Income" issued by ICAI, necessary adjustments towards deferred taxation including the transitional Deferred Tax Asset/Deferred Tax Liability will be carried out at the year end.
5. Since employees of the Bank can encash unavailed leave during the period of service, Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis
6. Effects of changes, consequent upon a limited review by auditors, of the results for the 6 months ended 30th September 2001, have been taken into account

The above results have been taken on record by the Central Board of the Bank on the [illegible] January 2002

Place
Date: ... January, 2002

S.GOVINDARAJAN
Managing Director &
Group Executive (NB)

Y.RADHAKRISHNAN
Managing Director &
Group Executive (CB)

JANKI BALLABH
Chairman

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/370

January 30, 2002

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2001

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 31st December, 2001, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. a.a

True copy

S. B. I. C Mumbai
S & B Deptt.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.